UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K/A
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: August, 2018
Commission File Number: 001-37946
_______________________
Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
_______________________
354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
_______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes □    No x
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K of Algonquin Power & Utilities Corp. originally filed with the U.S. Securities and Exchange Commission on August 10, 2018 with respect to its financial reporting for June 30, 2018 (the “Original Form 6-K”), is being furnished solely for the purpose of providing Interactive Data File disclosures as Exhibit 101. Except as expressly stated herein, this Amendment No. 1 does not amend, update or restate the information furnished on the Original Form 6-K or reflect any events that have occurred since the Original Form 6-K was filed.

Exhibits 99.1 (Unaudited Financial Statements for the quarter ended June 30, 2018) and 99.2 (Management Discussion & Analysis for quarter ended June 30, 2018) of the Original Form 6-K and the Exhibits 101 filed herewith shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (Nos. 333-177418, 333-213648, 333-213650 and 333-218810), Form F-10 (No. 333-216616) and Form F-3D (No. 333-220059) and be deemed a part thereof from the date on which this report is furnished, except to the extent superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Amendment No. 1:

Exhibit	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: August 15, 2018	By: /s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer